Contact

www.linkedin.com/in/courtneyfavreau (LinkedIn)

Top Skills

Valuation
Financial Modeling
Investment Banking

Courtney Favreau

Partner at Raine Ventures
San Francisco, California, United States

Experience

Raine Ventures

Partner
September 2013 - Present (10 years 1 month)
San Francisco Bay Area

The Raine Group

Associate
August 2009 - September 2013 (4 years 2 months)

The Raine Group is a global merchant bank focused exclusively on the digital, media & entertainment and sports & lifestyle sectors. The firm was founded by industry veterans Joe Ravitch and Jeff Sine, in partnership with WME Entertainment, the leading talent agency, in 2009. The team includes 45+ professionals across four offices with deep sector-specific relationships and experience, making Raine a trusted advisor and financial partner of choice in our sectors of focus. Offices in New York, Los Angeles, Palo Alto and Beijing.

UBS Investment Bank

Analyst
July 2007 - July 2009 (2 years 1 month)
New York, NY

Analyst in the Media & Communications Group

Worked within cross functional teams to develop and execute M&A, financing and restructuring strategies for clients across the global media and communications industry.

Performed valuation analyses including discounted cash flow, public company comparables, precedent transaction comparables, leveraged buyout, accretion / dilution and sum-of-the-parts.

Coordinated 36th Annual UBS Media & Communications Conference with over 100 presenting companies and over 1,750 investors in attendance.

Co-captain of the UVA recruiting team.

Mid-Autumns Carnival
Founding Team, Director of Operations
February 2006 - March 2007 (1 year 2 months)
Charlottesville, VA

Mid-Autumns Carnival is a student organization at the University of Virginia. The organization aims to strengthen the relationship between the University of Virginia and local Charlottesville communities through a fun, family-oriented annual carnival.

Proceeds from the Carnival benefit children's educational programs domestically and abroad.

Education

University of Virginia
B.S., Commerce, Concentrations in Finance and Marketing · (2003 - 2007)